Exhibit 99.1

January 6, 2016

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding Sale of First Capital Realty Inc. Shares

Further to Exhibit 99.1 to the Current Report on Form 6-K originally furnished by Gazit-Globe Ltd. (the “Company”) to the U.S. SEC on December 22, 2015, the Company is pleased to report that on January 5, 2016, it sold 6.5 million shares of its subsidiary, First Capital Realty Inc. (“FCR”), on the Toronto Stock Exchange at a price of C$ 18.0 per share, for total consideration of approximately C$ 117 million.

After the aforementioned sale, the Company (including through wholly-owned subsidiaries) will hold 88,636,750 FCR shares which comprises approximately 39.3% of the issued and outstanding share capital and voting rights of FCR (approximately 36% on a fully-diluted basis).

Forward Looking Statements:

This report contains forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside of the Company’s control, that could cause its future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in the Company’s public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, the Company undertakes no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.